Exhibit 8.1
Significant Subsidiaries at March 6, 2014

NAME	COUNTRY OF INCORPORATION	OWNERSHIP AND VOTING PERCENTAGE
KTL Belgravia I, Inc.	Republic of Liberia	100%
KTL Belgravia II, Inc.	Republic of Liberia	100%
Golden Future Inc.	Republic of Liberia	100%
Golden Zhejiang Inc.	Republic of Liberia	100%
KTL Finsbury Inc.	Republic of Liberia	100%
KTL Fulham Inc.	Republic of Liberia	100%
KTL Bexley Inc.	Republic of Liberia	100%
KTL Barnet Inc.	Republic of Liberia	100%